UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Translation of registrant’s name into English)

Room 901, 9th Floor, Investment Bank Building,
115 Fuhua 1st Road, Futian District,
Shenzhen, Guangdoang Province, China 518000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXPLANATORY NOTE

On September 30, 2024 Huahui Education Group Limited issued a press release reporting 2024 second quarter financial results. A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release: Huahui Reports 2024 Six Months Financial Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 30, 2024

Huahui Education Group Limited (Registrant)

By:	/s/ Shufang Zeng
Name:	Shufang Zeng
Chief Executive Officer and President